Cassidy & Associates

Attorneys at Law

9454 Wilshire Boulevard

Beverly Hills, California 90212

Email: CassidyLaw@aol.com

Telephone: 949/673-4510	Fax: 949/673-4525

October 1, 2018

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Attn: John Reynolds, Assistant Director

Washington, D.C. 20549

RE:	Anutra Corporation
Amendment No. 2 to Form 8-K
Filed September 19, 2018
File No. 000-55740

Ladies and Gentlemen:

The following responses address the comments of the reviewing staff of the Commission (“Staff”) as set forth in the comment letter dated September 24, 2018 (the “Comment Letter”) in response to the filing of the Amendment No. 2 to the Company’s Current Report on Form 8-K (which was originally filed on May 7, 2018). The comments and our responses below are sequentially numbered (based on the numbering sequence and text of the comments issued per the Comment Letter) and the answers herein refer to each of the comments by number and by citing if the response (if applicable) thereto results in revisions being made to the Form 8-K.

Business and Business Plan, page 3

Effect of Existing or Probable Governmental Regulation, page 8

1. We note your revised disclosure in response to prior comment 3. Please expand your disclosure to discuss further the effects of the FDA’s regulations on your business, including a discussion of the FDA’s regulation of dietary supplements and drugs, as applicable.

In your revised disclosure, please clarify whether your products are “dietary supplements” as defined by and subject to the Dietary Supplement Health and Education Act of 1994 (DSHEA), and whether your products are subject to FDA pre-approval and notification prior to marketing as a drug. In that regard, we note that the FDA website indicates that the Federal Food, Drug, and Cosmetic Act (FD&C) defines drugs, in part, by their intended use to cure, mitigate, treat, or prevent disease, and that your website includes statements of benefit regarding your products. For example, your Critical Advantages webpage states that “Anutra’s nutrient dense qualities have been clinically proven to significantly improve metabolic control of diabetes.”

Response: The Company disagrees with the assessment that its chia products are “dietary supplements” as defined by and subject to the Dietary Supplement Health and Education Act of 1994 (DSHEA) and asserts that its chia products are not subject to such regulation. In support of the Company’s position that its chia products are not subject to the referenced regulation, please see attached a letter from the Food and Drug Administration (FDA) dated May 18, 2015, which states, among other things, that “[c]hia is considered a food, and hence is not subject to regulation...” As a result, the Company believes that an amendment of the Company’s disclosures to include “a discussion of the FDA’s regulation of dietary supplements and drugs” is not necessary because such regulation is not applicable to the Company’s chia products.

*    *    *    *

In summary of the foregoing responses to your comments, we trust that the responses above as a whole and the revised Form 8-K filed herewith address the recent comments in the Comment Letter. We trust that we have responded satisfactorily to the comments issued by the Commission regarding the Form 8-K.

If you have any questions or concerns, please do not hesitate to contact the undersigned at (917) 923-8413. In addition, we would request in the future that electronic copies of any comment letters or other correspondence from the Commission sent to the Company also be copied to jlagman.tibercreek@gmail.com.

Sincerely,

/s/ Jarvis J. Lagman
Jarvis J. Lagman, Esq.
Cassidy & Associates

DEPARTMENT OF HEALTH AND HUMAN SERVICES	Public Health Service
Food and Drug Administration College Park, MD 20740

May 18, 2005

Dr. Wayne Coates

University of Arizona

Southwest Center for Natural Products

Research and Commercialization

250 East Valencia Rd

Tucson, AZ 85706-6800

Dear Dr. Coates:

This is in response to your letter and accompanying information of April 29, 2005, in which you requested information about the regulatory status of chia (Salvia hispanica). Chia is considered a food and hence is exempt from regulation, unless there are safety concerns. It appears that chia has been consumed by native cultures for long periods of time, and we are not aware of any safety concerns.

I hope this answer has been helpful to you. Please feel free to contact me again should you have any further questions.

Sincerely,

/s/ Karin Ricker
Karin Ricker, Ph.D.
Consumer Safety Officer,
Division of Biotechnology and
GRAS Notice Review, HFS-255
Office of Food Additive Safety
Center for Food Safety & Applied Nutrition

Letter No. 2005-2769

R/D: HFS-255; KRicker: 5/18/05

INTT: HFS 255; RHarris: 5-18-05;